EXHIBIT 1

JOINT FILING AGREEMENT

AGREEMENT dated as of September 13, 2006, between Marlene Krauss, M.D., Zachary Berk and Michael Kaswan (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.0001 par value per share, of KBL Healthcare Acquisition Corp. II (“Schedule 13G”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

/s/ Marlene Krauss, M.D.
Marlene Krauss, M.D.

/s/ Zachary Berk
Zachary Berk

/s/ Michael Kaswan
Michael Kaswan

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